

July 13, 2023

Subramaniam Viswanathan
Chief Financial Officer
Chimera Investment Corporation
630 Fifth Avenue , Ste 2400
New York, NY 10111

> **Re: CHIMERA INVESTMENT CORP**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-33796**

Dear Subramaniam Viswanathan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Earnings available for distribution, page 51

1. We note you have added transaction expenses back to GAAP Net income within your calculation of Earnings available for distribution. Please clarify for us the nature of these expenses. In addition, please tell us, and revise your filing to disclose, why management believes the exclusion of these expenses provides useful information to investors. Refer to Item 10(e) of Regulation S-K..

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction